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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.    )*

                           Argent Capital Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                 0399 211 01000
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                                 (CUSIP Number)

      C.A. Miller, 101 Main Street, 3rd Floor, Huntington Beach, CA 92648
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 30, 1998
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           (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ].

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                SCHEDULE 13D


CUSIP No.  039921101000                        Page     2    of           Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (Entities Only)

          Christopher A. Millar
          President and Director, Argent Capital Corporation
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  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]
          N/A
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  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          PF
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  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          N/A
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  (6)     Citizenship or Place of Organization

          New Zealand (citizenship)
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                       (7)     Sole Voting Power
  Number of                    1,590,395
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     0
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   1,590,395
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               0
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          1,590,395
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 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

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 (13)     Percent of Class Represented by Amount in Row (11)
          40.5%
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 (14)     Type of Reporting Person*

          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                  SCHEDULE 13D

                             Christopher A. Millar

Item 1.  SECURITY AND ISSUER

         This filing relates to the common stock of Argent Capital Corporation, a Nevada corporation whose principal offices are located at 101 Main Street, Huntington Beach, CA 92648. Tel. (714) 374-1263.

Item 2.  IDENTITY AND BACKGROUND

         This Statement is being filed by Christopher A. Millar, President and a Director of the issuer. Mr. Millar is a citizen of New Zealand and his business address is 101 Main Street, 3rd Floor, Huntington Beach, CA 92648. Mr. Millar has not, during the past five years, been convicted in a criminal proceeding or been a party to any civil proceeding as a result of which the issuer or any other person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The shares and warrants reported herein, other than 8284 shares purchased in open market transactions, were purchased from the issuer by the reporting person using his personal funds and by way of cancellation of certain indebtedness of the issuer to the reporting person, including compensation otherwise payable to the reporting person by the issuer, as set forth in Item 5, below.

Item 4.  PURPOSE OF TRANSACTIONS

         The securities have been acquired for investment purposes, and not with a view to acquiring control of the issuer. Mr. Millar may consider additional acquisitions of securities of the issuer from time to time, either in open market transactions or directly from the issuer or other holders, if offered by the issuer or such other holders. Mr. Millar has no plans which relate to or would result in an extraordinary corporate transaction of the issuer, such as an amalgamation, merger, merger, reorganization or liquidation involving the issuer or any of its subsidiaries. However, in his capacity as President and as a Director of the issuer, Mr. Millar's responsibility includes the development of ongoing business plans which may include


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            the issuance of additional shares to officers or employees of the issuer as performance incentives and/or to increase the capitalization of the issuer. Further, Mr. Millar's responsibility includes the development of business plans which may include the issuance of additional equity securities of the issuer to unaffiliated parties, in connection with various arms' length business transactions which the issuer may enter into with such parties.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER

            The securities beneficially owned by Mr. Millar were acquired in a series of transactions commencing in October, 1998. On or about October 15, 1998, Mr. Millar acquired 8284 shares of the issuer through open market purchases at an average price of $1.54 per share. On October 30, 1998, Mr. Millar purchase 140,000 investment units directly from the issuer, each unit comprised of one share of common stock and one common stock purchase warrant, at a price of $.25 per unit. The warrants are exercisable at a price of $.25 per share of common stock purchased.

            On November 15, 1998, Mr. Millar purchased 183,911 shares from the issuer at a price of $.01 per share, pursuant to his employment agreement with the issuer. As of February 15, 1999, Mr. Millar agreed to accept 559,000 additional shares of common stock of the issuer and an equal number of common stock purchase warrants (collectively, "Units"), in lieu of (i) past compensation due to Mr. Millar from the issuer, and (ii) reimbursement of expenses that had been advanced on behalf of the issuer by Mr. Millar. The number of Units to be issued is based upon a price of $.25 per unit and $139,750 in compensation and reimbursement of expenses due to Mr. Millar.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Mr. Millar has no contract, arrangement, understanding or relationship with any other person with respect to securities of the issuer, including, without limitation, agreements to transfer such securities or any other reportable arrangement or action.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS

            None
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SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, correct and complete.

                                        /s/ CHRISTOPHER A. MILLAR
                                        --------------------------------
                                            Christopher A. Millar